Exhibit 12.01

                                                                                OGE ENERGY CORP.

                                                                                RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006

Earnings:
Pre-tax income from continuing operations	$ 121,854,706	$ 201,237,416	$ 215,289,482	$ 229,837,874	$ 346,559,601

Add Fixed Charges	109,743,045	96,489,538	95,978,185	95,956,779	103,235,586

Subtotal	231,597,751	297,726,954	311,267,667	325,794,653	449,795,187

Subtract:
Allowance for borrowed funds used during construction	905,189	538,624	1,661,732	2,232,715	4,486,530
Other capitalized interest	---	---	---	---	920,303

Total Earnings	230,692,562	297,188,330	309,605,935	323,561,938	444,388,354

Fixed Charges:
Interest on long-term debt	99,304,299	87,348,025	83,094,306	79,951,032	87,366,718
Interest on short-term debt and other interest charges	6,628,634	5,488,788	9,359,056	12,570,711	13,107,379
Calculated interest on leased property	3,810,112	3,652,725	3,524,823	3,435,036	2,761,489

Total Fixed Charges	$ 109,743,045	$ 96,489,538	$ 95,978,185	$ 95,956,779	$ 103,235,586

Ratio of Earnings to Fixed Charges	2.10	3.08	3.23	3.37	4.30